Prudential Annuities Distributors, Inc.

Statement of Financial Condition
December 31, 2018

SEC. I.D. No. 8-39058
This report is deemed Public in accordance with Rule 17a-5(e) (3) under the
Securities Exchange Act of 1934.

Prudential Annuities Distributors, Inc.
Index
December 31, 2018



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Prudential Annuities Distributors, Inc.:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Prudential Annuities Distributors, Inc. (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2019

We have served as the Company's auditor since 2003.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Prudential Annuity Distributors, Inc
Statement of Financial Condition
December 31, 2018

(dollars in thousands)

Assets

Cash and cash equivalents	$	58,282
Distribution and service fees receivable		5,410
Advanced commissions receivable		1,435
Federal and state deferred tax receivable from Parent		838
Prepaid expenses and other assets		728
Total assets	$	66,693

Liabilities and Stockholder's Equity

Liabilities

Payable to affiliates	$	25,169
Federal and state income taxes payable to Parent		5,553
Accounts payable and other accrued liabilities		19
Total liabilities		30,741

Commitments and contingent liabilities (see Note 6)

Stockholder's Equity

Common stock ($1 par value, 1,000 shares authorized, issued and outstanding)	1
Additional paid-in capital	8,995
Retained earnings	26,956
Total stockholder's equity	35,952
Total liabilities and stockholder's equity	$ 66,693

The accompanying notes are an integral part of this Statement of Financial Condition.

(dollars in thousands)

1. Organization and Nature of Business

Prudential Annuities Distributors, Inc. (the "Company"), organized in May 2003, with its principal offices in Shelton, Connecticut, is a wholly-owned subsidiary of Prudential Annuities, Inc. (the "Parent"), which is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential"). The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is the principal underwriter and broker-dealer for SEC registered life and annuity products issued by an affiliated company, Prudential Annuities Life Assurance Corporation ("PALAC"). Beginning in March 2010, PALAC ceased offering its existing variable life and annuity products.

The Company is the principal underwriter and broker-dealer for SEC registered annuity products issued by Pruco Life Insurance Company ("PLAZ") and Pruco Life Insurance Company of New Jersey ("PLNJ").

The Company became the principal underwriter and broker-dealer for Advanced Series Trust ('AST"), acting on behalf of the AST Portfolios (collectively, the "Portfolios"), on February 25, 2013.

As of June 1, 2006, the Company entered into wholesaling and marketing support agreements with Allstate Life Insurance Company, Allstate Life Insurance Company of New York and Allstate Distributors, LLC (the "underwriter").

2. Summary of Significant Accounting Policies

The audited Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The preparation of this Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from these estimates.

Cash and cash equivalents of $58,282 represents shares of a non-proprietary money market mutual fund.

The Company is a member of the federal income tax return of Prudential and files separate company and unitary state and local tax returns.

Pursuant to the tax allocation arrangement with Prudential, total federal income tax expense is determined on a separate company basis. Members with losses record tax benefits to the extent such losses are recognized in the consolidated federal tax provision. Deferred taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to reduce a deferred tax asset to the amount expected to be realized.

(dollars in thousands)

H.R.1, also referred to as the Tax Cuts and Jobs Act of 2017 (the "Tax Act of 2017"), was enacted into law on December 22, 2017 and was generally effective starting in 2018. The Tax Act of 2017 changes the taxation of businesses and individuals by lowering tax rates and broadening the tax base through the acceleration of taxable income and the deferral or elimination of certain deductions, as well as changing the system of taxation of earnings of foreign subsidiaries. The most significant change for the Company is the reduction of the corporate tax rate from 35% to 21%.

See Note 4 for additional information regarding income taxes.

Changes to U.S. GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of accounting standards updates ("ASU") to the FASB Accounting Standards Codification.

The FASB has issued several standards with varying effective dates. None of these are expected to materially impact the Company.

3. **Fair Value Assets and Liabilities**

Fair Value Measurement—Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative fair value guidance establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. The Company's Level 1 assets represent an investment in a non-proprietary money market mutual fund.

 Level 2—Fair value is based on significant inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets and liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The assets and liabilities in this category may require significant judgment or estimation in determining the fair value. The Company does not have any level 3 assets or liabilities.

The table below presents the balances of assets measured at fair value on a recurring basis. There were no liabilities carried at fair value.

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents (money market mutual fund)	$ 58,282	—	—	$ 58,282

Prudential Annuity Distributors, Inc
Notes to Statement of Financial Condition
December 31, 2018

(dollars in thousands)

The table below presents the carrying amount and fair value by hierarchy level of certain financial instruments that are not reported at fair value. However, as described below, the carrying amount equals or approximates fair value. The Company did not have any transfers between the levels.

	Fair Value				Carrying Amount
	Level 1	Level 2	Level 3	Total	Total
Assets:					
Distribution and service fees receivable	$ —	$ 5,410	$ —	$ 5,410	$ 5,410
Advanced commissions receivable	—	1,435	—	1,435	1,435
Federal and state deferred tax receivable from Parent	—	838	—	838	838
Prepaid expenses and other assets	—	728	—	728	728
Total assets	$ —	$ 8,411	$ —	$ 8,411	$ 8,411
Liabilities:					
Payable to affiliates	$ —	$ 25,169	$ —	$ 25,169	$ 25,169
Federal and state income taxes payable to Parent	—	5,553	—	5,553	5,553
Accounts payable and other accrued liabilities	—	19	—	19	19
Total liabilities	$ —	$ 30,741	$ —	$ 30,741	$ 30,741

The Company believes that due to the short-term nature of the assets listed above, the carrying values approximate fair value. The Company also believes that due to the settlement in the near future of the liabilities listed above, carrying values approximate fair value.

4. **Income Taxes**

The Tax Act of 2017 includes a broad range of tax reform provisions that will affect U.S. businesses, including reducing the U.S. corporate tax rate from 35% to 21%, several base broadening provisions and, reform to the US international tax system. We completed our calculations of the effects of the Tax Act during 2017 and did not record any additional impacts within the 2018 Statement of Financial Condition.

The Company has deferred tax assets of $838 related to deferred compensation at December 31, 2018.

The application of U.S. GAAP requires the Company to evaluate the recoverability of deferred tax assets and establish a valuation allowance if necessary to reduce the deferred tax asset to an amount that is more likely than not expected to be realized. As of December 31, 2018, the Company does not require a valuation allowance for its deferred tax assets.

U.S. GAAP prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken

(dollars in thousands)

or expects to take on its tax returns. The Company does not have any unrecognized tax benefits at December 31, 2018

The Company files a consolidated Federal income tax return with its Parent. The tax years that remain subject to examination by the Internal Revenue Service at December 31, 2018 are 2015 through 2017.

The Company is participating in the IRS's Compliance Assurance Program ("CAP"). Under CAP, the IRS assigns an examination team to review completed transactions as they occur in order to reach agreement with the Company on how they should be reported in the relevant tax returns. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed.

5.   Related Party Transactions

Certain balances included in Payable to affiliates, net on the Statement of Financial Condition have been recorded net in accordance with ASC 210-20 and there is no cross netting between different affiliated entities.

It is noted that balances included below may not agree to the face of the Statement of Financial Condition as these amounts are settled through our affiliated entities although the Company may be contractually liable to a third party.

As of December 31, 2018, the Company had the following Statement of Financial Condition related party balances:

Statement of Financial Condition	**Receivables**		**Payables**	
Advanced commissions	$	1,435	$	1,435
Distribution and service fees		5,407		—
Receivable from/payable to affiliates		—		23,734
Federal and state income taxes		838		5,553
	$	7,680	$	30,722

6.   Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's Statement of Financial Condition.

On an ongoing basis, the Company's internal supervisory and control functions review the quality of sales and other customer interface procedures and practices and may recommend modifications or enhancements.

(dollars in thousands)

7. **Regulatory Requirements**

    The Company is subject to the Uniform Net Capital Rule15c3-1, pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $27,749, which was $25,700 in excess of its required net capital of $2,049. The Company's ratio of aggregate indebtedness to net capital was 1.11 to 1.

    The Company is exempt from Rule 15c3-3 since it does not hold customer funds or safekeep customer securities. The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of that Rule.

8. **Subsequent Events**

    The Company has evaluated and determined that no events or transactions occurred after December 31, 2018 and through the issuance date, February 25, 2019, of this Statement of Financial Condition that would require recognition or disclosure in this Statement of Financial Condition.